RESOLVED: That the first sentence of Article III, Section 6 of the Bylaws of the Corporation hereby is amended to read as follows:

                  Section 6 Notice. Notice of any special meeting shall be given by any usual means of communication, including facsimile transmission, telephone or email, not less than twenty four
                  (24) hours before the meeting.